FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                QUARTERLY REPORT

                  For the quarterly period ended June 30, 2002

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of Registrant's Name Into English)

                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-     )

                                Table of Contents

Consolidated Balance Sheets.....................................................................3
Consolidated Statements of Income...............................................................4
Consolidated Statements of Cash Flows...........................................................5
Notes to condensed consolidated financial statements............................................6
Operating and Financial Review and Prospects...................................................12
Quantitative and Qualitative Disclosure of Market Risk.........................................18
Statement Furnished Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002..................20
Signature......................................................................................22


                               INFICON Holding AG
                           Consolidated Balance Sheets
              (U.S. Dollars in thousands, except per share amounts)

                                                               June 30,     December 31,
                                                                 2002           2001
                                                              ---------     ------------
Assets                                                       (Unaudited)
Current assets:
     Cash and cash equivalents                                $  37,346      $  33,788
     Trade accounts receivable, net                              19,676         17,166
     Accounts receivable - affiliates                               645            979
     Inventories                                                 21,281         21,729
     Deferred tax assets                                          3,475          3,440
     Other current assets                                         4,974          2,079
                                                              ---------      ---------
Total current assets                                             87,397         79,181

Property, plant and equipment, net                               19,807         16,020
Deferred tax assets                                              39,129         38,837
Other assets                                                      3,418          4,156
                                                              ---------      ---------
Total assets                                                  $ 149,751      $ 138,194
                                                              =========      =========

Liabilities and stockholders' equity
Current liabilities:
     Trade accounts payable, net                              $   6,250      $   4,855
     Accounts payable - affiliates                                  298            409
     Accrued liabilities                                         10,593          9,512
     Income taxes payable                                         1,961          1,084
     Deferred tax liabilities                                        --            451
                                                              ---------      ---------
Total current liabilities                                        19,102         16,311

Deferred tax liabilities                                          1,396          1,230
Other liabilities                                                 2,174          1,129
                                                              ---------      ---------
Total liabilities                                                22,672         18,670

Stockholders' equity:
     Common stock (2,893,000 shares authorized; 2,315,000
       shares issued; par value CHF 10)                          13,033         13,033
     Additional paid-in capital                                  97,349         97,349
     Notes receivable from officers                                (523)          (523)
     Retained earnings                                           15,310         15,225
     Accumulated other comprehensive income (loss)                1,910         (5,560)
                                                              ---------      ---------
Total stockholders' equity                                      127,079        119,524
                                                              ---------      ---------
Total liabilities and stockholders' equity                    $ 149,751      $ 138,194
                                                              =========      =========

See notes to consolidated financial statements.

                               INFICON Holding AG
                        Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                                  Three Months Ended              Six Months Ended
                                                        June 30,                      June 30,
                                                  2002            2001          2002             2001
                                               -------------------------      -------------------------
                                               (Unaudited)   (Unaudited)      (Unaudited)    (Unaudited)
Net sales                                      $ 33,364         $ 37,833      $ 64,176         $ 87,019

Cost of sales                                    18,139           20,348        35,795           45,121
                                               -------------------------      -------------------------
Gross profit                                     15,225           17,485        28,381           41,898

Research and development                          4,220            3,141         7,964            6,063
Selling, general and administrative              10,791           10,573        20,754           23,176
                                               -------------------------      -------------------------
Income from operations                              214            3,771          (337)          12,659

Interest expense (income), net                      (92)            (114)         (198)            (188)
Other expense (income), net                         160             (217)          135             (378)
                                               -------------------------      -------------------------
Income before income taxes                          146            4,102          (274)          13,225

Provision (benefit) for income taxes                 81              930          (359)           3,391
                                               -------------------------      -------------------------

Net income                                     $     65         $  3,172      $     85         $  9,834
                                               =========================      =========================

Basic net income per share                     $   0.03         $   1.37      $   0.04         $   4.25

Diluted net income per share                   $   0.03         $   1.37      $   0.04         $   4.25

See notes to consolidated financial statements.

                               INFICON Holding AG
                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in thousands)

                                                                                Six Months Ended
                                                                                     June 30,
                                                                             2002              2001
                                                                          ----------------------------
                                                                          (Unaudited)      (Unaudited)
Cash flows from operating activities:
     Net income                                                            $     85         $  9,834
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                        1,612            1,438
          (Gain) on disposal of property, plant and equipment                    --             (149)
         Deferred taxes                                                        (572)            (675)
         Changes in operating assets and liabilities:
           Trade accounts receivable                                           (990)          (1,017)
           Inventories                                                        2,340             (339)
           Other assets                                                      (1,747)           2,596
           Accounts payable                                                     948           (6,645)
           Accrued liabilities                                                  142            2,269
           Income taxes payable                                                 370           (1,021)
           Other liabilities                                                  1,046            1,782
                                                                           -------------------------
Net cash provided by operating activities                                     3,234            8,073

Cash flows from investing activities:

     Purchases of property, plant and equipment                              (4,466)          (2,011)
     Proceeds from sale of property, plant and equipment                         --              149
                                                                           -------------------------
Net cash used in investing activities                                        (4,466)          (1,862)

Cash flows from financing activities:
     Payments on notes receivable from officers                                  --              795
     (Payment on) proceeds from long-term debt                                   --             (151)
     Advances from (payments to) Unaxis for reorganization                       --           (6,679)
                                                                           -------------------------
Net cash (used in) financing activities                                          --           (6,035)
                                                                           -------------------------
Effect of exchange rate changes on cash and cash equivalents                  4,790           (1,813)
                                                                           -------------------------
Increase (Decrease) in cash and cash equivalents                              3,558           (1,637)

Cash and cash equivalents at beginning of period                             33,788           28,700
                                                                           -------------------------
Cash and cash equivalents at end of period                                 $ 37,346         $ 27,063
                                                                           =========================

See notes to consolidated financial statements.

Note 1--Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.

Note 2--Basis of Presentation

      The accompanying interim financial statements as of June 30, 2002, and for the three and six months ended June 30, 2002 and 2001, have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. While the quarterly financial information is unaudited, the financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and the financial condition of the Company at the date of the interim balance sheet. Operating results for the three and six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

      The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2001.

Note 3--Critical Accounting Policies

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, pension actuarial assumptions and methods, reserves for obsolescence and excess, bad debt, warranty and valuation allowances for deferred tax assets. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following summarizes specific accounting policies:

      Revenue Recognition - The Company recognizes revenue upon the transfer of title which is generally upon shipment. When a customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Bad Debt - We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Warranties - We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

      Inventory - We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Pension Benefits - We have pension benefit costs and credits that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates and historical return on plan assets, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount due to changes in the assumptions.

      Deferred Tax Assets - We record a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Note 4--Inventories

Inventories consist of the following (in thousands):

                                       June 30,    December 31,
                                         2002          2001
                                     --------------------------
      Raw material                   $   11,008     $    11,054
      Work in process                     3,398           3,030
      Finished goods                      6,875           7,645
                                     --------------------------
                                     $   21,281     $    21,729
                                     ==========================

Note 5--Derivative Financial Instruments

      On January 1, 2001, the Company adopted Financial Accounting Standards Board No. 133 ("FASB 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities. FASB No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings. The cumulative after tax effect for the unrealized gains on foreign currency hedges was U.S. $256 thousand and U.S. $131 thousand as of June 30, 2002 and December 31, 2001, respectively.

      The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Euro,

Swiss franc and Japanese yen. This exposure arises in certain locations from the intercompany purchase of inventory in foreign currency for resale in local currency.

      The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss (ineffectiveness) on the derivative instrument in excess of the hedged item, if any, is recognized in current earnings during the period in which it occurs. The Company did not have any significant gains or losses from ineffective hedges.

Note 6--Recent Accounting Pronuncements

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interests method. The implementation of SFAS 141 did not have a material impact to the Company's consolidated income, financial position, or cash flows.

      In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets", which was effective for the Company on January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The implementation of SFAS 142 did not have a material impact to the Company's consolidated income, financial position, or cash flows.

      In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management is currently determining what effect, if any, SFAS 143 will have on its financial position and results of operations.

      In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes FASB 121 "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and was adopted by the Company, as required, on January 1, 2002. The implementation of SFAS 144 did not have a material impact to the Company's consolidated income, financial position, or cash flows.

Note 7--Comprehensive Income (Loss)

      Comprehensive income (loss) is defined as the total change in stockholders' equity during the period other than from transactions with stockholders. For the Company, comprehensive income (loss) consists of net income plus the net change in accumulated other comprehensive loss, an element of stockholders' equity. Accumulated other comprehensive loss consists of the net change in the accumulated foreign currency translation adjustment account and the net change in unrealized gains and losses in hedging activity.

      The Company's comprehensive income (loss) for the six months ended June 30, 2002 was:

                                                                                                      Accumulated other
                                                                 Foreign             Cash flow          comprehensive
Thousands of dollars                                          currency items           hedges               income
                                                              ---------------------------------------------------------
Balance at December 31, 2001                                  $       (5,691)        $      131           $      (5,560)
Net foreign currency translation adjustments                           7,345                                      7,345
Unrealized gain on foreign currency hedges                                                  125                     125
                                                              ---------------------------------------------------------
   Comprehensive income                                       $        1,654         $      256           $       1,910
                                                              =========================================================

Note 8-Segment Information

      INFICON is a global supplier of instrumentation for analysis, monitoring and control in the vacuum, semiconductor, refrigeration, and automotive markets, with headquarters in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes two major product lines: in situ analysis and ultra clean processing. The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes three major product lines: leak detection, vacuum measurement and components and instrumentation for environmental health and safety. These products are used in numerous markets including air conditioning, refrigeration, automotive and semiconductor manufacturing.

      Information on the Company's business segments was as follows (in thousands):

                                               Three Months Ended            Six Months Ended
                                                    June 30,                      June 30,
                                                2002          2001         2002              2001
                                             -----------------------     -------------------------
Sales:
Semiconductor vacuum instrumentation         $  7,495        $12,102     $ 14,436          $30,981
General vacuum instrumentation                 25,869         25,731       49,740           56,038
                                             -----------------------     -------------------------
Total sales                                  $ 33,364        $37,833     $ 64,176          $87,019
                                             =======================     =========================

Gross profit:
Semiconductor vacuum instrumentation         $  3,497        $ 6,478     $  6,751          $16,845
General vacuum instrumentation                 11,728         11,007       21,630           25,053
                                             -----------------------     -------------------------
Total gross profit                           $ 15,225        $17,485     $ 28,381          $41,898
                                             =======================     =========================

Earnings before interest and taxes:
Semiconductor vacuum instrumentation         $ (2,760)       $   124     $ (4,965)         $ 4,709
General vacuum instrumentation                  2,814          3,864        4,493            8,328
                                             -----------------------     -------------------------
Total earnings before interest and taxes     $     54        $ 3,988     $   (472)         $13,037
                                             =======================     =========================

Depreciation and amortization:
Semiconductor vacuum instrumentation         $    304        $   462     $    576          $   731
General vacuum instrumentation                    407            244        1,036              707
                                             -----------------------     -------------------------
                                             $    711        $   706     $  1,612          $ 1,438
                                             =======================     =========================

Capital expenditures:
Semiconductor vacuum instrumentation         $    667        $   531     $  1,411          $ 1,114
General vacuum instrumentation                    711             81        3,055              897
                                             -----------------------     -------------------------
                                             $  1,378        $   612     $  4,466          $ 2,011
                                             =======================     =========================

Sales by geographic location:(1)
United States                                $ 12,961        $13,813     $ 23,893          $33,049
Europe                                         14,482         16,886       28,835           39,802
Other                                           5,921          7,134       11,448           14,168
                                             -----------------------     -------------------------
Total sales                                  $ 33,364        $37,833     $ 64,176          $87,019
                                             =======================     =========================

                                                       June 30,     December 31,
                                                         2002            2001
                                                       -------------------------
Identifiable assets:
Semiconductor vacuum instrumentation                   $ 53,523       $ 56,563
General vacuum instrumentation                           96,228         81,631
                                                       -----------------------
                                                       $149,751       $138,194
                                                       =======================

                                                       June 30,     December 31,
                                                         2002            2001
                                                       -------------------------
Long-lived assets:
Semiconductor vacuum instrumentation                   $ 19,325       $ 14,963
General vacuum instrumentation                            3,900          5,213
                                                       -----------------------
                                                       $ 23,225       $ 20,176
                                                       =======================

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location

Note 9--Net Income Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share". SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive. The Company does not have any dilutive common equivalent shares outstanding.

      The following table sets forth the computation of basic and diluted earnings per share:

                                                                 Three Months Ended              Six Months Ended
                                                                    September 30,                     June 30,
                                                                2002             2001             2002       2001
                                                              --------------------------       ---------------------
Numerator:
Numerator for basic and diluted earnings per share:
   Net income                                                       $65           $3,172             $85      $9,834

Denominator:
Denominator for basic and diluted earnings per share:
Weighted average shares outstanding                           2,315,000        2,315,000       2,315,000   2,315,000

Earnings per share:
   Basic                                                          $0.03            $1.37           $0.04       $4.25
   Diluted                                                        $0.03            $1.37           $0.04       $4.25

Note 10--Acquisition of HAPSITE Business

      Effective November 1, 2001, the Company acquired substantially all the net assets of the HAPSITE business (HAPSITE) of Leybold Inficon, Inc., a subsidiary of Unaxis. HAPSITE manufactures and sells self-contained, field portable gas chromatograph-mass spectrometer systems used for direct measurement of volatile organic compounds in air, water and soil.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations of HAPSITE have been included in the Company's consolidated financial statements since the effective date of the acquisition in the general vacuum instrumentation segment. The purchase price was U.S.$2,000,000 in cash and the allocation to the net assets acquired and liabilities assumed did not include goodwill.

Note 11--Reclassification

      Certain reclassifications have been made to prior years' financial statements to conform to the 2002 presentation.

Operating and Financial Review and Prospects

Cautionary Note Regarding Forward - Looking Statements

      Certain statements in this quarterly report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Recent Developments" below and under "Key Information---Risk Factors" in our most recent annual report on Form 20-F filed by us with the Securities and Exchange Commission.

      As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

      INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this quarterly report, "INFICON", the "INFICON Group", "the Company", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

      INFICON Holding AG is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel, and the protection of proprietary technology.

Recent Developments

      Approximately 22.5% of our sales during the three months ended June 30, 2002 were from our semiconductor vacuum instrumentation business. This is equal to the 22.5% for the three months ended March 31, 2002 and a decrease from 32.0% for the three months ended June 30, 2001. The decrease in semiconductor vacuum instrumentation sales, from the three months ended June 30, 2001, can be attributed to the effects of reduced capital investment by semiconductor manufacturers and semiconductor equipment suppliers, triggered by a worldwide slowdown in demand for semiconductors and electronic products. This industry has historically experienced sudden changes in supply and demand for semiconductors and is also subject to rapid technological changes in semiconductor manufacturing processes. These factors are generally the cause of strong volatility of demand for semiconductor capital equipment. We believe that a global economic slowdown and a severe downturn in the semiconductor and related industries will continue to have a negative effect on our financial performance for some portion of this year.

Results of Operations for the Three Months Ended June 30, 2002 and 2001

      Net Sales

      Net sales decreased 11.8% to U.S. $33.4 million for the three months ended June 30, 2002 from U.S. $37.8 million for the three months ended June 30, 2001. This decrease is due to lower sales within our semiconductor vacuum instrumentation segment.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 38.1% to U.S.$7.5 million for the three months ended June 30, 2002 from U.S.$12.1 million for the three months ended June 30, 2001. This decrease resulted from lower demand for our in situ analysis products from semiconductor manufacturers and their suppliers in the United States and Asia and very low demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe. Furthermore we also are seeing reduced demand for our thin film monitors from fiber optic equipment suppliers due to weaker demand for telecommunications equipment.

      General Vacuum Instrumentation Segment. Net sales increased by 0.5% to U.S. $25.9 million for the three months ended June 30, 2002 from U.S. $25.7 million for the three months ended June 30, 2001. This is mainly the result of the addition of the HAPSITE business, in November 2001, which contributed additional sales of U.S. $3.9 million and favorable changes in foreign exchange rates of U.S. $0.9 million. This increase was partially offset by lower demand for our vacuum control products from our data storage customers as well as lower demand for our leak detector products by our semiconductor customers. Sales to our private label customers as well as sales to our refrigeration, air-conditioning and automotive customers remained strong.

      Gross Profit

      Gross profit decreased by 12.9% to U.S. $15.2 million or 45.6% of net sales for the three months ended June 30, 2002 from U.S. $17.5 million or 46.2% of net sales for the three months ended June 30, 2001. This percentage decline is primarily due to unfavorable product mix and unabsorbed fixed costs associated with underutilized manufacturing capacity in our in-situ analysis, vacuum control and ultra clean processing product lines. This effect was partially offset by a favorable product mix within our leak detection product line and the addition of the HAPSITE product line.

      Research and Development

      Research and development costs increased by 34.4% to U.S.$4.2 million, or 12.6% of net sales, for the three months ended June 30, 2002 from U.S.$3.1 million, or 8.3% of net sales, for the three months ended June 30, 2001. This increase was driven primarily by new product development for our in-situ analysis product line and the inclusion of the HAPSITE business acquired in November 2001.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 2.1% to U.S.$10.8 million, or 32.3% of net sales, for the three months ended June 30, 2002 from U.S.$10.6 million, or 27.9% of net sales, for the three months ended June 30, 2001. This increase is the result of higher rent following the move of our factory in Liechtenstein to a new building, higher consulting expenses and the effect of changes in foreign exchange rates. This increase was partially offset by continued savings from the Company's comprehensive cost-reduction program implemented during the second and third quarters of 2001. The cost-reduction program includes a reduction in overtime, temporary employees, employee salaries, a shortened workweek and temporary furloughs. Additionally, the Company reduced expenses incurred for: travel, advertising, outside services, bonuses and commissions.

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S.$0.2 million, or 0.6% of net sales, for the three months ended June 30, 2002 from U.S.$3.8 million, or 10.0% of net sales, for the three months ended June 30, 2001.

      Other Expense/Income

      Other expense was U.S. $0.2 million, or 0.5% of net sales, for the three months ended June 30, 2002 as compared to other income of U.S. $0.2 million, or 0.6% of net sales, for the three months ended June 30, 2001. This decrease in other income is primarily the result of foreign currency losses this quarter compared to foreign currency gains for the three months ended June 30, 2001.

      Provision for Income Taxes

      Provision for income taxes decreased to U.S.$0.1 million, or 55.5% of income before taxes for the three months ended June 30, 2002 from U.S.$0.9 million, or 22.6% of income (loss) before taxes, for the three months ended June 30, 2001. This decrease resulted from a decrease in taxable income. The effective tax rate has increased due to a change in the earnings mix toward higher taxed jurisdictions.

      Net Income

      For the reasons stated above, net income decreased to U.S.$0.1 million, or 0.2% of net sales, for the three months ended June 30, 2002 from U.S. $3.2 million, or 8.4% of net sales, for the three months ended June 30, 2001.

Results of Operations for the Six Months Ended June 30, 2002 and 2001

      Net Sales

      Net sales decreased 26.3% to U.S. $64.2 million for the six months ended June 30, 2002 from U.S. $87.0 million for the six months ended June 30, 2001. This decrease is mainly due to lower sales of our semiconductor vacuum instrumentation and to a lesser extent to lower sales in our general vacuum instrumentation business.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 53.4% to U.S.$14.4 million for the six months ended June 30, 2002 from U.S.$31.0 million for the six months ended June 30, 2001. This decrease resulted from lower demand for our in situ analysis products from semiconductor manufacturers and their suppliers in the United States and Asia and very low demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe. Furthermore we also are seeing reduced demand for our thin film monitors from fiber optic equipment suppliers due to weaker demand for telecommunications equipment.

      General Vacuum Instrumentation Segment. Net sales decreased by 11.2% to U.S. $49.7 million for the six months ended June 30, 2002 from U.S. $56.0 million for the six months ended June 30, 2001. This is mainly the result of lower demand for our vacuum control products from our data storage customers as well as lower demand for our leak detector products by our semiconductor customers. This decrease was partially offset by the addition of the HAPSITE business which contributed U.S. $7.3 million for the six months ended June 30, 2002. Sales to our private label customers as well as sales to our refrigeration, air-conditioning and automotive customers remained strong.

      Gross Profit

      Gross profit decreased by 32.3% to U.S. $28.4 million or 44.2% of net sales for the six months ended June 30, 2002 from U.S. $41.9 million or 48.1% of net sales for the six months ended June 30, 2001. This percentage decline is primarily due to unfavorable product mix and unabsorbed fixed costs associated with underutilized manufacturing capacity in our in-situ analysis, vacuum control and ultra clean processing product lines. This effect was partially offset by a favorable product mix within our leak detection product line and the addition of the HAPSITE product line.

      Research and Development

      Research and development costs increased by 31.4% to U.S.$8.0 million, or 12.4% of net sales, for the six months ended June 30, 2002 from U.S.$6.1 million, or 7.0% of net sales, for the six months ended June 30, 2001. This increase was driven primarily by new product development for our in-situ analysis product line and the inclusion of the HAPSITE business acquired in November 2001.

      Selling, General and Administrative

      Selling, general and administrative expenses decreased by 10.5% to U.S.$20.8 million, or 32.3% of net sales, for the six months ended June 30, 2002 from U.S.$23.2 million, or 26.6% of net sales, for the six months ended June 30, 2001. This decrease is the result of a comprehensive cost-reduction program implemented during the second and third quarters of 2001. The cost-reduction program includes a reduction in overtime, temporary employees, employee salaries, a shortened workweek and temporary furloughs. We also reduced expenses incurred for: travel, advertising, outside services, bonuses and commissions. The decrease in selling, general and administrative expenses was partially offset by higher rent following the move of our factory in Liechtenstein to a new building and higher consulting expenses.

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S.($0.3) million, or (0.5)% of net sales, for the six months ended June 30, 2002 from U.S.$12.7 million, or 14.5% of net sales, for the six months ended June 30, 2001.

      Other Expense/Income

      Other expense was U.S. $0.1 million, or 0.2% of net sales, for the six months ended June 30, 2002 as compared to other income of U.S. $0.4 million, or 0.4% of net sales, for the six months ended June 30, 2001. This decrease is primarily the result of foreign currency losses this quarter compared to foreign currency gains for the three months ended June 30, 2001.

      Provision for Income Taxes

      Provision for income taxes decreased to a benefit of U.S.$0.4 million, or 131.0% of a (loss) before taxes for the six months ended June 30, 2002 from U.S.$3.4 million, or 25.6% of income before taxes, for the six months ended June 30, 2001. This decrease resulted from a decrease in taxable income. The effective tax rate has increased due to a change in the earnings mix toward higher taxed jurisdictions

      Net Income

      For the reasons stated above, net income decreased to U.S.$0.1 million, or 0.1% of net sales, for the six months ended June 30, 2002 from U.S. $9.8 million, or 11.3% of net sales, for the six months ended June 30, 2001.

Liquidity and Capital Resources

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided by operating activities was U.S.$3.2 million and U.S.$8.1 million for the six months ended June 30, 2002 and 2001, respectively. In 2002, cash provided by operating activities of U.S.$3.2 million consisted of net income of U.S.$0.1 million, depreciation and amortization of U.S.$1.6 million, a net increase in deferred taxes of U.S. $0.6 million, and a net decrease in working capital of U.S.$2.1 million. In 2001, cash provided by operating activities of U.S.$8.1 million consisted of net income of U.S.$9.8 million, depreciation and amortization of U.S.$1.4, a net increase in deferred taxes of U.S. $0.7 million, and a net increase in working capital of U.S.$2.4 million.

      Working capital was U.S.$68.3 million as of June 30, 2002, compared to U.S.$62.9 million as of December 31, 2001. The increase was due to increases in cash of U.S. $3.6 million and accounts receivable of U.S. $2.2 million, and increases in other current assets of U.S. $2.9 million and deferred taxes of U.S. $0.5 million. These increases in working capital were offset by a decrease in inventories of U.S. $0.4 million, increase in trade accounts payable of U.S. $1.4 million and accrued liabilities of U.S. $1.1, and increases in income taxes payable of U.S. $0.9 million.

      Cash used in investing activities was U.S.$4.5 million and U.S.$1.9 million for the six months ended June 30, 2002 and 2001, respectively, primarily for the purchase of property and equipment in each period and for the move of our Liechtenstein operations to a new facility in Balzers, Liechtenstein in 2002. Cash used in financing activities was U.S.$0.0 million and U.S.$(6.0) million for the six months ended June 30, 2002 and 2001, respectively. In the six months ended June 30, 2001 we repaid a portion of the payable, to our affiliate, of U.S.$6.7 million, repaid a long-term debt of U.S. $0.2 million, and received payments on notes receivable from officers of U.S. $0.8 million.

      The Company entered into a U.S. $30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The interest rates for the overdraft facility are a fixed rate of 9% for loans in U.S. dollars and 7.75% for loans in Euro dollars, and 5.25% for loans in Swiss Francs. The Company paid an initial fee of 0.125% upon closing of the agreement and will be charged a quarterly fee of 0.25% on the current overdraft facility and a commitment fee of 0.1% per annum on the entire facility amount, payable quarterly in arrears, which latter amount will be deducted on payable interest and letter of credit fees on all utilizations under the credit facility. The working capital financing arrangement had an automatic extension for one year on November 23, 2001. The total amount unused under the facility as of June 30, 2002 was U.S.$30.0 million.

      The Company entered into a DM 10.0 million (U.S.$5.0 million) working capital financing arrangement with Dresdner Bank on June 30, 2001. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is a fixed rate of 6.95%, and may be adjusted for changes in market interest rates. The interest rate for working capital advances in excess of 500,000 DM for 30 days or more is Euribor plus 0.95%. The working capital financing arrangement expired on June 30, 2002 and the Company is considering an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of June 30, 2002.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD8.0 million (U.S.$1.0 million) working capital financing arrangement and a HKD8.0 million margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of six months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The interest rates for the working capital facility are Hong Kong Interbank Offered Rate (HIBOR), plus 1% for loans in Hong Kong dollars and 1% for loans in U.S. dollars. The Company will be charged a monthly guarantee fee of 0.125% of the outstanding balance, or a minimum of HKD200, and upon drawing on the credit line, the Company will be charged an opening commission of 0.25% on the first U.S.$50, and 0.0625% on the balance.

The working capital financing arrangement expires on December 31, 2003 and has an option for extension. The Company has U.S.$0.2 million outstanding under the financing arrangement as of June 30, 2002.

      We currently believe the cash generated from operations, cash and cash equivalents, and borrowings available under our line of credit, will continue to be sufficient to satisfy our working capital and capital expenditure requirements.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are collateralized by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second, lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of June 30, 2002, there is an outstanding balance on the loans of U.S. $0.5 million.

Risks Relating to Our Business and Financial Results

      Provided below is a summarization of the risks and uncertainties that are important for you to consider in evaluating historical and future results of the Company. A detailed explanation of these risk factors is provided in our annual report on form 20-F for the year ended December 31, 2001. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business may also impair our business operations. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results will likely be effected.

      > Downturns in the semiconductor chip manufacturing industry have historically, and may have in the future, a material adverse effect on our sales and profitability. We cannot assure you that:

            >     the semiconductor chip manufacturing industry will improve;

            > the semiconductor industry is not experiencing a downturn which may be severe or prolonged; or

            > any recovery will result in increased demand for capital equipment by the semiconductor chip manufacturing industry;

      > The loss of sales to our major customers would likely have a material adverse effect on the Company;

      > Some of our customers compete, or may in the future compete, with Unaxis, and to the extent that we are perceived to be controlled by, or under common control with Unaxis, we may lose their business;

      > Our future growth and competitiveness depends upon our ability to develop new and enhanced products for industries we target and to adapt rapidly to changing technologies. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance;

      > Changes or developments in the semiconductor industry could cause shifts in our infrastructure and increase the competition for our products;

      > The markets for our products are highly competitive. This competition may cause us to reduce prices and may result in decreases in market share of our products;

      > Our failure to protect our proprietary technology relating to vacuum instrumentation may significantly impair our competitive position, which could result in a loss of revenues and profits;

      > The license agreements we have entered into with respect to our ultra clean processing business contain provisions that could discourage a takeover or prevent or delay a merger that stockholders' believe is favorable;

      > Our inability to convince OEMs to use our products in their manufacturing systems could weaken our competitive position;

      > We must compete intensively to attract and retain key technical personnel to help maintain our current level of success and to support our future growth;

      > Our ability to expand our manufacturing capacity may be limited by our suppliers' ability to meet our requirements;

      > We have significant international sales to customers outside the United States. A reduction in demand for our products resulting from economic downturns in one or more of the markets we serve may have a material adverse effect on our sales and profitability;

      > Unfavorable exchange rate fluctuations may harm our results of operations;

      > We must make expenditures to comply with environmental laws and regulations relating to the production of our vacuum instrumentation products;

      > The effect of terrorist attacks or threats on the general economy could decrease our revenues;

      >     We have significant sales to Unaxis and its affiliates;

      >     Future acquisitions could adversely affect our business;

      > Benefits from the net deferred tax asset may not be realized, resulting in a charge against income.

Quantitative and Qualitative Disclosure of Market Risk

      For the six months June 30, 2002, we did not experience any material change in the market risk exposures affecting the quantitative and qualitative disclosures as presented in our annual report on Form 20-F for the fiscal year ended December 31, 2001.

      Interest Rate Exposure

Changes in interest rates could impact the Company's anticipated interest income earned on its cash balances. Although interest income could be impacted, the Company does not feel changes in interest rates, from their current levels, would have a material effect on the Company's financial results.

      Foreign Currency Exchange Rate Risk

We transact business in various foreign currencies. Our primary foreign cash flows are generated in the countries of Asia and Europe. The principal currencies creating foreign exchange rate risk for the Company are the Euro, Swiss franc, and Japanese yen. The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. This exposure arises in certain locations from the intercompany purchase of inventory in foreign currency for resale in local currency.

Submission of Matters to a Vote of Security Holders

      We held our second Annual Meeting of Shareholders as a listed company on Friday, May 3, 2002. The shareholders approved all the proposals made by the Board of Directors. The following motions were passed:

      1. The Business Report 2001 consisting of the Annual Report, the Consolidated Financial Statements of INFICON group and the Annual Financial Statements of INFICON Holding AG were approved following notification of the reports of the group and company auditors.

      2.    The retained profit of CHF 452'854 will be carried forward.

      3. The members of the Board of Directors were granted discharge for their activity during the fiscal year 2001.

      4. The renewal and increase of authorized capital up to a new maximum of CHF 4'630'000. (old maximum CHF 3'400'000) was approved.

      5. The appointment of PricewaterhouseCoopers AG, Zurich, for one year as Group and Company auditors was approved.

Other Information

      Mr. John Grad, former Vice Chairman of the INFICON Board of Directors, was appointed Chairman, effective May 3, 2002, by a unanimous vote of the full Board. Mr. Grad succeeds Mr. Paul Choffat who resigned to become head of Novartis Consumer Health and Member of the Novartis Executive Committee.

      Mr. Paul E. Otth was appointed Vice Chairman, Vice President of the INFICON Board of Directors effective May 3, 2002, to fill the position previously held by Mr. Grad.

Enclosures

      Statements furnished under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, attached as Exhibit 99.1